UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)
X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012
OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 000-09424

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Merchants and Farmers Bank Profit and Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive officer:

First M&F Corporation
134 West Washington Street
Kosciusko, Mississippi 39090

Merchants and Farmers Bank
Profit and Savings Plan
EIN 64-0202960 PN 002
Report of Independent Registered Public Accounting Firm and Financial Statements
December 31, 2012 and 2011

Merchants and Farmers Bank
Profit and Savings Plan
December 31, 2012 and 2011

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	20

Report of Independent Registered Public Accounting Firm

Board of Directors
Merchants and Farmers Bank
Profit and Savings Plan
Kosciusko, Mississippi

We have audited the accompanying statements of net assets available for benefits of the Merchants and Farmers Bank Profit and Savings Plan as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Merchants and Farmers Bank Profit and Savings Plan as of December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information as listed in the table of contents is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BKD, LLP

Jackson, Mississippi
June 28, 2013
Federal Employer Identification Number: 44-0160260

Merchants and Farmers Bank
Profit and Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2012 and 2011

	2012	2011
Assets
Investments, at Fair Value
First M&F Corporation common stock, 382,943 and 288,586 shares, respectively	$2,672,905	$819,583
Mutual funds	13,124,288	11,559,524
Investment contract with insurance company	2,097,179	1,438,282
	17,894,372	13,817,389

Receivables
Employer's contribution	75,120	75,309
Participants' contributions	200	642
Dividends receivable	—	2,897
Notes receivable from participants	292,993	142,070
	368,313	220,918

Net Assets Available for Benefits, at Fair Value	18,262,685	14,038,307

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	110,378	75,699

	$18,373,063	$14,114,006

See Notes to Financial Statements

Merchants and Farmers Bank
Profit and Savings Plan

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2012 and 2011

	2012	2011
Investment Income
Net appreciation (depreciation) in fair value of investments	$2,689,783	$(703,363)
Interest	43,472	36,349
Dividends	222,191	170,796
Net investment income	2,955,446	(496,218)

Interest Income on Notes Receivable from Participants	7,567	764

Contributions
Employer	734,598	478,381
Participants	1,189,143	1,141,341
Rollovers	575,579	3,902
Total contributions	2,499,320	1,623,624

Total additions	5,462,333	1,128,170

Deductions
Benefits paid directly to participants	1,197,676	996,128
Administrative expenses	5,600	1,728

Total deductions	1,203,276	997,856

Net Increase	4,259,057	130,314

Net Assets Available for Benefits, Beginning of Year	14,114,006	13,983,692

Net Assets Available for Benefits, End of Year	$18,373,063	$14,114,006

See Notes to Financial Statements

Merchants and Farmers Bank
Profit and Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

Note 1:	Description of the Plan

The following description of Merchants and Farmers Bank Profit and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan document is available from the Plan Administrator.
General
The Plan is a defined contribution plan sponsored by Merchants and Farmers Bank (the Bank) covering all full-time employees of the Bank and subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Bank is the administrator and trustee of the Plan. The Plan's record keeping and custodial functions are performed by Principal Financial Group.
Contributions
Each year participants may contribute pretax annual compensation to the Plan subject to Internal Revenue Service limits. Participants may direct the investment of their contributions into various investment options offered by the Plan. The Bank contributes on behalf of each participant an amount equal to a matching percentage of all or a portion of such participant's salary deferral contributions during the plan year. For any plan year in which the Bank decides to make a matching contribution, the Bank designates both the matching percentage and the portion of salary deferral contributions to be matched. The Bank makes matching contributions at a rate of 60% of participant contributions (for participants with less than three years of service) and 75% of participant contributions (for participants with more than three years of service), subject to a 6% contribution limit per participant. Discretionary employer contributions, in addition to discretionary matching contributions, amounted to $75,000 for 2012 and 2011. Forfeitures of $25,049 and $23,641 were used to reduce 2012 and 2011 employer contributions, respectively. Forfeited nonvested accounts at December 31, 2012 and 2011 totaled $20,819 and $6,218, respectively.
Participant Investment Account Options
Investment account options available include various funds. Each participant has the option of directing salary deferral contributions and employer matching into any of the separate investment accounts and may change the allocation daily.
Discretionary employer contributions are invested at the election of the Plan.

Merchants and Farmers Bank
Profit and Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

Participant Accounts
Each participant's account is credited with the participant's contributions and matching amounts contributed by the Bank on behalf of the participant. Other amounts contributed by the Bank are allocated based on a participant's annual earnings. Investment earnings on participant directed accounts are allocated based on each participant's account earnings. Other investment earnings are allocated based on the balance of a participant's account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting
Participants are immediately vested in their voluntary contributions plus earnings thereon. For matching and discretionary employer contributions a participant is fully vested after three years of credited service, upon normal retirement, total disability or death. The nonvested balance is forfeited upon termination of service. Forfeitures are used to reduce Bank contributions.
Payment of Benefits
Upon termination of service, an employee may elect to receive a lump-sum amount equal to the value of his account, periodic installments for a period not to exceed ten years or a combination thereof. At December 31, 2012 and 2011, plan assets include $2,878,639 and $2,355,399, respectively, allocated to accounts of terminated or retired participants who have elected to withdraw from the Plan but have not yet been paid. Total vested benefits related to these participants amounted to $2,868,357 and $2,333,883 at December 31, 2012 and 2011, respectively.
Participant Loans
The Plan document was amended during 2011 to include a provision authorizing loans from the Plan to active eligible participants. Loans are made to any eligible participant demonstrating a qualifying need. The minimum amount of a loan shall be $500. The maximum amount of a participant's loan is determined by the available loan balance restricted to the lesser of $50,000, or 50% of the participant's vested account balance. All loans are covered by demand notes and are repayable over a period not to exceed five years (except for loans for certain allowable purposes) through payroll withholdings unless the participant is paying the loans in full. Interest on the loans is based on local prevailing rates as determined by the Plan Administrator.
Plan Termination
Although it has not expressed an intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Merchants and Farmers Bank
Profit and Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

Note 2:	Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.
Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits presents the fair value of the investment contracts, as well as the adjustment of the investment contract from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Valuation of Investments and Income Recognition
Quoted market prices, if available, are used to value investments. Common stocks are valued at the closing price reported on the active market on which the individual securities are traded. Mutual funds are valued at the net asset value (NAV) of shares held by the Plan at year end. The fair value of the Plan's guaranteed investment contract with Principal Life Insurance Company (Principal) is determined by estimating the value of costs to be incurred for early termination of the contract.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Investment Contract with Insurance Company
In 2004, the Plan entered into a fully benefit-responsive investment contract with Principal. Principal maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate guaranteed to the Plan.

Merchants and Farmers Bank
Profit and Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

As described in the basis of accounting disclosure, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Principal, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe the occurrence of any such value event, which would limit the Plan's ability to transact at contract value with participants, is probable.
The guaranteed investment contract does not permit Principal to terminate the agreement prior to the scheduled maturity date.

	2012	2011
Average yield	2.36%	2.88%
Crediting interest rate at December 31	2.35%	2.70%
Fair value	$2,097,179	$1,438,282
Contract value	2,207,557	1,513,981
Notes Receivable from Participants
Notes receivable from participants are reported at unpaid principal balance plus accrued but unpaid interest. The accrual of interest on loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Past-due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.
All interest accrued but not collected for loans placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Merchants and Farmers Bank
Profit and Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

Plan Tax Status
The Plan obtained its latest determination letter on August 6, 2003, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and, therefore, not subject to tax. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.
Payment of Benefits
Benefit payments to participants are recorded upon distribution.
Administrative Expenses
Administrative expenses may be paid by the Bank or the Plan, at the Bank's discretion.

Note 3:	Investments

Except for its investment contract with an insurance company, the Plan's investments are held by a third-party administrator and custodian. The Plan's investments, including investments bought, sold and held during the years ended December 31, 2012 and 2011, appreciated (depreciated) in fair value as follows:

	2012
	Net Appreciation in Fair Value During Year	Fair Value at End of Year

First M & F Corporation common stock	$1,297,487	$2,672,905
Mutual funds	1,392,296	13,124,288
Investment contract with insurance company	—	2,097,179

	$2,689,783	$17,894,372

Merchants and Farmers Bank
Profit and Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

	2011
	Net (Depreciation) in Fair Value During Year	Fair Value at End of Year

First M & F Corporation common stock	$(285,096)	$819,583
Mutual funds	(418,267)	11,559,524
Investment contract with insurance company	—	1,438,282

	$(703,363)	$13,817,389

The following amounts are the nonparticipant-directed investments, included in the table below:

	Fair Value at the End of Year
	2012	2011

First M & F Corporation common stock	$1,331,013	$539,308

The fair value of individual investments that represented 5% or more of the Plan's net assets available for benefits were as follows:

	2012	2011

First M & F Corporation common stock	$2,672,905	$819,583
Principal Investors LifeTime 2010 Fund	1,895,312	1,834,153
Principal Investors LifeTime 2020 Fund	2,093,116	1,659,856
Principal Investors LifeTime 2030 Fund	1,946,738	1,595,150
Principal Investors LifeTime 2040 Fund	1,550,483	1,212,703
Principal Life Insurance Company Guaranteed Investment Contract	2,097,179	1,438,282

Interest and dividends realized on the Plan's investments for the years ended December 31, 2012 and 2011 was $265,663 and $207,145, respectively.

Merchants and Farmers Bank
Profit and Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

Note 4:	Net Assets by Participant and Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the participant and nonparticipant-directed investments is as follows:

	2012
	Nonparticipant-Directed Employer Profit Sharing Fund	Participant-Directed Funds	Total
Additions
Investment income
Net appreciation in fair value of investments	$805,549	$1,884,234	$2,689,783
Interest	—	43,472	43,472
Dividends	7,761	214,430	222,191

Net investment income	813,310	2,142,136	2,955,446

Interest Income on Notes Receivable from Participants	—	7,567	7,567

Contributions
Employer	75,000	659,598	734,598
Participants	—	1,189,143	1,189,143
Rollovers	—	575,579	575,579

Total contributions	75,000	2,424,320	2,499,320

Total additions	888,310	4,574,023	5,462,333

Benefits paid to participants	92,442	1,105,234	1,197,676
Administrative expenses	4,163	1,437	5,600

Net increase	791,705	3,467,352	4,259,057

Net assets available for benefits, beginning of year	539,308	13,574,698	14,114,006

Net assets available for benefits, end of year	$1,331,013	$17,042,050	$18,373,063

Merchants and Farmers Bank
Profit and Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

	2011
	Nonparticipant-Directed Employer Profit Sharing Fund	Participant-Directed Funds	Total
Additions
Investment income
Net depreciation in fair value of investments	$(189,799)	$(513,564)	$(703,363)
Interest	—	36,349	36,349
Dividends	5,996	164,800	170,796

Net investment income	(183,803)	(312,415)	(496,218)

Interest Income on Notes Receivable from Participants	—	764	764

Contributions
Employer	75,000	403,381	478,381
Participants	—	1,141,341	1,141,341
Rollovers	—	3,902	3,902

Total contributions	75,000	1,548,624	1,623,624

Total additions	(108,803)	1,236,973	1,128,170

Benefits paid to participants	64,357	931,771	996,128
Administrative expenses	188	1,540	1,728

Net increase (decrease)	(173,348)	303,662	130,314

Net assets available for benefits, beginning of year	712,656	13,271,036	13,983,692

Net assets available for benefits, end of year	$539,308	$13,574,698	$14,114,006

Merchants and Farmers Bank
Profit and Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

Note 5:	Party-in-interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50% or more of such an employer or employee association, or relatives of such persons.

The following is a summary of party-in-interest investments at December 31, 2012 and 2011:

	2012	2011

First M & F Corporation common stock	$2,672,905	$819,583

Affiliates of Principal Financial Group
Guaranteed investment contract with Principal Life Insurance Company, at fair value	2,097,179	1,438,282
Mutual funds managed by Princor Financial Services Corporation	11,862,321	10,017,990

The Plan invests in certain funds of the Plan Custodian. Individually nonmaterial expenses paid to parties-in-interest aggregated $5,600 for 2012 and $1,728 for 2011.

Note 6:	Fair Value of Plan Assets and Liabilities

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities

Merchants and Farmers Bank
Profit and Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

Recurring Measurements
The following table presents the fair value measurements of assets and liabilities recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2012 and 2011:

	2012
	Fair Value Measurements Using
	Fair	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Other Unobservable Inputs
	Value	(Level 1)	(Level 2)	(Level 3)

Common stock	$2,672,905	$2,672,905	$—	$—
Mutual funds
Balanced funds	8,639,644	8,639,644	—	—
Fixed income fund	1,109,098	1,109,098	—	—
Equity fund	3,375,546	3,375,546	—	—
Investment contract with insurance company	2,097,179	—	—	2,097,179

	2011
	Fair Value Measurements Using
	Fair	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Other Unobservable Inputs
	Value	(Level 1)	(Level 2)	(Level 3)

Common stock	$819,583	$819,583	$—	$—
Mutual funds
Balanced funds	7,199,138	7,199,138	—	—
Fixed income fund	1,390,660	1,390,660	—	—
Equity fund	2,969,726	2,969,726	—	—
Investment contract with insurance company	1,438,282	—	—	1,438,282

Merchants and Farmers Bank
Profit and Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the year ended December 31, 2012. The Plan had no liabilities measured at fair value on a recurring basis. In addition, the Plan had no assets or liabilities measured at fair value on a nonrecurring basis. For assets classified within Level 3 of the fair value hierarchy, the process used to develop the reported fair value is described below.
Investments
Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include First M&F Corporation common stock and mutual funds. If quoted market prices are not available, then fair values are estimated by using quoted prices of securities with similar characteristics or independent asset pricing services and pricing models, the inputs of which are market-based or independently sourced market parameters, including, but not limited to, yield curves, interest rates, volatilities, prepayments, defaults, cumulative loss projections and cash flows. Such securities are classified in Level 2 of the valuation hierarchy. The Plan has no Level 2 investments. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy. An investment contract with an insurance company is included in Level 3 investments. Investment contracts held by a defined contribution plan are required to be reported at fair value, with an adjustment to contract value in the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions plus earnings, less participants withdrawals and administrative expenses. See the table below for inputs and valuation techniques used for Level 3 securities.

Merchants and Farmers Bank
Profit and Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

Level 3 Reconciliation
The following is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the accompanying statements of net assets available for benefits using significant unobservable (Level 3) inputs:

Investment Contract with Insurance Company

Balance January 1, 2011	$1,167,534

Total realized and unrealized gains and losses included in net increase in net assets
available for benefits	36,348

Purchases	369,112
Settlements	(134,712)

Balance December 31, 2011	$1,438,282

Total realized and unrealized gains and losses included in net increases in net assets
available for benefits	43,472

Purchases	1,047,365
Settlements	(431,940)

Balance December 31, 2012	$2,097,179

Merchants and Farmers Bank
Profit and Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

Unobservable (Level 3) Inputs
The following table presents quantitative information about unobservable inputs used in recurring Level 3 fair value measurements.

				Range
	Fair Value at 12/31/12	Valuation Technique	Unobservable Inputs	(Weighted Average)

Investment contract with insurance company	$2,097,179	Discounted Cash Flow	Contractual Interest rate	2.36%
Sensitivity of Significant Unobservable Inputs
The following is a discussion of the sensitivity of significant unobservable inputs, the interrelationships between those inputs and other unobservable inputs used in recurring fair value measurement and of how those inputs might magnify or mitigate the effect of changes in the unobservable inputs on the fair value measurement.
Investment Contract with Insurance Company
The significant unobservable input used in the fair value measurement of the Plan's investment contract with an insurance company is the interest rate of the investment contract. Changes in the contractual interest rate would result in a significant change in fair value to the extent the change deviates from changes in market interest rates. Generally, an increase (decrease) in the difference between the contractual interest rate and the market interest rate is accompanied by a directionally opposed change in the fair value.

Merchants and Farmers Bank
Profit and Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

Note 7:	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, to Form 5500:

	2012	2011

Net assets available for benefits per the financial statements	$18,373,063	$14,114,006
Adjustment for employer receivables not recorded on Form 5500	(75,000)	(75,000)
Adjustment for dividend receivables not recorded on Form 5500	—	(2,897)

Net assets available for benefits per Form 5500	$18,298,063	$14,036,109

Merchants and Farmers Bank
Profit and Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

The statement of changes in net assets available for benefits included in the Plan's Form 5500 filing also excludes the impact of dividends receivable. The following is a reconciliation of dividends per the financial statements for the year ended December 31, to Form 5500:

2012

Dividends per the financial statements	222,191
Adjustment for dividend receivables not recorded on Form 5500	2,897

Dividends per Form 5500	$225,088

2011

Dividends per the financial statements	$170,796
Adjustment for dividend receivables not recorded on Form 5500	(2,897)

Dividends per Form 5500	$167,899

Note 8:	Significant Estimates and Concentrations

Current Economic Conditions
The current protracted economic decline continues to present employee benefit plans with difficult circumstances and challenges, which, in some cases, have resulted in large and unanticipated declines in the fair value of investments. The financial statements have been prepared using values and information currently available to the Plan.
Given the volatility of current economic conditions, the values of assets recorded in the financial statements could change rapidly, resulting in material future adjustments in investment values that could negatively impact the Plan.

Merchants and Farmers Bank
Profit and Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

Note 9:	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect the participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Note 10:	Subsequent Event

Subsequent events have been evaluated through the date of the Independent Auditor's Report, which is the date the financials were available to be issued.
On February 6, 2013, First M&F Corporation (First M&F) and Renasant Corporation (Renasant) entered into an Agreement and Plan of Merger providing for the merger of First M&F with and into Renasant, with Renasant the surviving corporation in the merger, and the merger of Merchants and Farmers Bank with and into Renasant Bank. First M&F's common stock holders will receive 0.6425 of a share of Renasant common stock in exchange for each share of First M&F common stock held immediately prior to the merger, subject to the payment of cash in lieu of fractional shares. First M&F will hold a special shareholder meeting in which holders of First M&F common stock will be asked to vote to adopt and approve the merger agreement. Consummation of the merger is contingent upon regulatory and both First M&F and Renasant shareholder approval and other closing conditions. Upon consummation of the merger, Renasant will become the Administrator of the Plan for the purpose of distributing the amounts held for participants and terminating the Plan.

Supplemental Schedule

Merchants and Farmers Bank
Profit and Savings Plan
EIN 64-0202960 PN 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
Year Ended December 31, 2012

(a)	(b)	(c)	(d)	(e)
	Description of Investment	Units or Par Value	Cost	Current Value
	Equity securities
*	First M & F Corporation common stock	382,943	$2,060,763	$2,672,905

	Mutual funds
	Princor Financial Services Corporation
*	Principal Investors Bond & Mortgage Securities Fund	41,630	N/A	459,181
*	Principal Investors S&P 400 Index Fund	9,588	N/A	143,054
*	Principal Investors S&P 500 Index Fund	7,544	N/A	75,437
*	Principal Investors S&P 600 Index Fund	13,214	N/A	243,014
*	Principal Investors LifeTime Strategic Fund	45,174	N/A	509,568
*	Principal Investors LifeTime 2010 Fund	158,471	N/A	1,895,312
*	Principal Investors LifeTime 2020 Fund	166,915	N/A	2,093,116
*	Principal Investors LifeTime 2030 Fund	155,989	N/A	1,946,738
*	Principal Investors LifeTime 2040 Fund	122,762	N/A	1,550,483
*	Principal Investors LifeTime 2050 Fund	53,039	N/A	644,427
*	Principal Investors Partners LargeCap Blend Fund	32,119	N/A	341,423
*	Principal Investors Partners LargeCap Growth Fund	47,014	N/A	445,224
*	Principal Investors Partners LargeCap Value Fund	3,974	N/A	45,340
*	Principal Investors Partners MidCap Value Fund	22,825	N/A	328,682
*	Principal Investors Real Estate Fund	21,304	N/A	422,453
*	Principal Investors Partners LargeCap Growth II Fund	35,776	N/A	286,923
*	Principal Investors Partners MidCap Growth III Fund	10,977	N/A	117,348
*	Principal Investors Partners SmallCap Growth II Fund	12,955	N/A	117,503
*	Principal Investors Partners SmallCap Value Fund	6,159	N/A	63,559
*	Principal Investors Partners International Fund	11,902	N/A	133,536

	The American Funds
	American Funds New Perspective R3 Fund	14,419	N/A	443,230
	American Funds Fundamental Investors R3 Fund	12,662	N/A	515,344

	Oppenheimer Developing Markets Fund	2,227	N/A	75,928

	Prudential High Yield A Fund	39,836	N/A	227,465

	Total mutual funds			13,124,288

	Principal Life Insurance Company
*	Guaranteed Investment Contract - 2.35%	136,026	N/A	2,097,179

*	Note receivable from participants, payable semi-monthly	2013-2017	N/A	292,993
		3.25%
				$18,187,365

	* - Denotes party-in-interest
	N/A - Cost information not required for participant directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned, hereunto duly authorized.

Merchants and Farmers Bank Profit and Savings Plan

BY:     /s/ John G. Copeland
John G. Copeland
EVP and Chief Financial Officer

Date: June 28, 2013

EXHIBIT INDEX

23.1	Consent of Independent Registered Public Accounting Firm